Exhibit A

Tier 1 Mobile Operator in Africa Accelerates Rural 4G Connectivity to Support Economic Growth by Modernizing its Networks to 4G with Ceragon

August 1, 2018

Tier 1 Mobile Operator in Africa Accelerates Rural 4G Connectivity to Support Economic Growth by Modernizing its Networks to 4G with Ceragon

Ceragon’s IP-20 Platform and professional services to provide ultra-high backhaul capacity for high-speed broadband to regions of extreme climates

Little Falls, New Jersey, August 1, 2018 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that a tier 1 mobile operator in Africa is deploying its FibeAir IP-20 Platform and related services to modernize both its access and backbone networks in multiple countries for 4G services. With this modernization effort the operator is looking to accelerate 4G connectivity to rural areas and enable economic growth in remote cities, rural towns and villages. These areas are characterized by extreme climates and therefore require wireless backhaul solutions that can reliably provide 4G backhaul capacity over long distances in harsh terrain and weather conditions.

This existing customer is replacing competitors’ products deployed in its network with Ceragon’s IP-20 Platform to achieve ultra-high capacity and support the expected significant upsurge in capacity demand as it migrates to an advanced 4G network. So far this year, this customer has placed orders totaling over $7.8 million for Ceragon products and related services for this project.

The tier 1 operator seeks to provide more services by increasing its coverage to improve quality of life and fuel economic growth in the region. As such, it needs to quickly modernize its access and backbone networks from 2G and 3G to 4G. The operator is challenged to do so in countries characterized by extreme climates, from the hottest and driest deserts having dust and sand storms, to tropical lands with heavy rains and flooding, making 4G wireless backhaul extremely challenging to provide over distances of 60km.

The operator requires a solution that delivers multiple Gbps backhaul capacity over various parts of the network, enables fast modernization to ensure service continuity, and is operationally efficient. With its proven experience in providing ultra-high capacity in harsh climates, Ceragon delivers always-on 4G backhaul for any distance. The Ceragon IP-20 Platform is a highly scalable, fast-to-deploy, turnkey wireless backhaul solution that offers the operator the ability to supply multiple Gbps using minimal spectrum resources while reusing existing antennas – all to ensure fast network modernization. Moreover, it allows the operator to reduce backhaul-related energy consumption by up to 20%, as well as free-up significant site real-estate for future network growth.

“As consumer demand for high speed mobile broadband in Africa grows, Ceragon is working closely with its African customers to help them plan, deploy and optimize their network modernization projects,” said Ira Palti, president and CEO of Ceragon. “We are gaining market share as operators find our solutions and services essential to effectively upgrade their networks in the most challenging terrains and climates. We are committed to helping our African customers drive economic growth and improve quality of life by consistently delivering high backhaul capacity, affordably and fast.”

Tier 1 Mobile Operator in Africa Accelerates Rural 4G Connectivity to Support Economic Growth by Modernizing its Networks to 4G with Ceragon

August 1, 2018

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the discussion

Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues due to our focus on a single market segment; risks relating to the concentration of Ceragon's business in certain geographic regions such as India, and in other developing nations; political, economic and regulatory risks from doing business in those developing regions, including potential currency restrictions and fluctuations; risks related to our ability to meet the demand for our products due shortages in raw materials including certain passive components; risks associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues and/or as a results of increase in costs of raw material, including certain passive components; risks associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; risks associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.